UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

18 Shenkar Street
Herzliya, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 EXPLANATORY NOTE

On January 6, 2022, REE Automotive Ltd. (the “Company”) issued a press release announcing the appointment of Mr. David Goldberg as Chief Financial Officer of the Company, effective February 2022. The press release is furnished as Exhibit 99.1 hereto.

This information contained in this Report of Foreign Private Issuer on Form 6-K (excluding Exhibit 99.1 hereto) is incorporated by reference into the Company’s registration statement on Form F-1 (File No. 333-258963) and the Company’s registration statement on Form S-8 (File No. 333-261130) and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 6, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Daniel Barel
Name:	Daniel Barel
Title:	Chief Executive Officer

Date: January 6, 2022

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